

March 10, 2011

Via Email
Ku Wai Li
Chief Executive Officer
Globe Net Wireless Corp.
2302-3 Pacific Plaza
410 Des Voeux Road West
Hong Kong, China

> **Re: Globe Net Wireless Corp.**
> **Registration Statement on Form S-1**
> **Filed February 11, 2011**
> **File No. 333-172172**

Dear Mr. Li:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Clarify that this registration statement constitutes the initial public filing of Globe Net Wireless Corp.'s common stock.

Prospectus Summary, page 5

2.   You state on page 5 that the shares are being offered until December 31, 2011 but state on the prospectus cover page that the company plans to complete or terminate the offering by August 31, 2011. Please revise.

3.   It is unclear why you believe that a discussion of the use of proceeds would not be applicable concerning the offering of 5,000,000 shares of common stock by the company. Please revise the prospectus summary to include a brief discussion of the use of proceeds.

Ensure that you indicate that you may not receive the entire $250,000 if the maximum number of shares is not sold.

Summary Financial Information, page 6

4.   Revise to include brackets around the net loss information for each period presented. In this regard, you should show a net loss of ($9,508) and ($7,934) and a net loss per share of ($0.001) and ($0.001).

Risk Factors, page 7

5.   It appears there is a material risk that the company will lack sufficient capital resources to discharge the significant additional expenses that would be expected once it becomes a reporting company subject to the requirements of Section 15(d) of the Exchange Act. Please add a risk factor that alerts investors to what appears to be substantial increases in administrative costs that will be experienced after the effective date, and indicate the anticipated minimum amount of such increased expenses, or tell us why you do not believe that such a risk factor is necessary or appropriate.

Globe Net does not have sufficient funds to complete each phase of its proposed plan…, page 7

6.   We note your disclosure here and elsewhere in the filing that the company does not have sufficient funds to complete each phase of its proposed plan of operation. Please disclose the minimum dollar amount of funding you require to conduct proposed operations for a minimum period of one year. Quantitative information regarding your financial requirements is necessary to enable investors to assess the company's financial condition, the likelihood it will be able to pursue its business plan, and risks associated with a "no minimum" offering structure.

Globe Net's success depends on significantly increasing the number of subscribers…, page 8

7.   You state that your success depends on significantly increasing the number of subscribers for your rural internet service packages. However, it appears from your disclosure elsewhere in the prospectus that you have not yet established an infrastructure to deliver your services. Please revise the risk factor to briefly outline the steps that you will need to take in order to become a revenue generating entity and clarify that your success will depend on additional factors other than the number of subscribers you obtain.

This offering is on a best efforts basis with no minimum amount required to be raised…, page 9

8.   Please expand your risk factor to disclose that you may not sell enough shares of common stock in this offering to cover the expenses of $23,000 associated with the offering. Further, it appears that you have two risk factors with this same subheading on page 9. Please revise to eliminate any redundancies.

Dilution, page 12

9.   Please provide the calculations that support your disclosures of "net tangible book value per share before offering" and "pro forma net tangible book value per share after offering" and revise your disclosures, where necessary. Ensure that your calculations are based on the most recent balance sheet data included in the filing.

Description of Business, page 19

10.   Please expand your discussion of the company's business to disclose the geographic areas in which you intend to market. In this regard, it is unclear whether your business will be focused in China given that substantially all of your assets may be located in China and your sole director and officer resides in China. To the extent that you intend to conduct operations mainly in China, consider adding risk factors that discuss the risks and uncertainties of conducting business in China.

Plan of Operation, page 19

11.   Provide a more detailed discussion of the extent to which you will be able to implement your business plan and describe the individual stages of the plan that you will be able to complete if only 20%, 40%, 60% or 80% of the shares are sold.

12.   You state that Globe Net will actively offer the Apple TV appliance to customers who subscribe to the X-Stream High Speed service. Please disclose whether you have any agreements with Apple concerning the appliance and what consideration you have given to filing those agreements, if any, pursuant to Item 601(b)(10) of Regulation S-K. If you have not entered into any agreements, please tell the basis for your belief that you will be able to offer the Apple TV appliance to your customers.

SEC Filings, page 25

13.   You state that as a reporting company, you will file quarterly annual, beneficial ownership and other reports with the SEC. We note your disclosure on page 21 that in the next 12 months, you anticipate filing a Form 8-A under the Exchange Act to become a fully reporting company. However, until such time as the Exchange Act registration statement is declared effective, it appears that you will not be subject to the proxy rules, Section 16 short-swing profit provisions, going-private regulation, beneficial ownership reporting, and the bulk of the tender offer rules. Please clarify your disclosure on page 25 and consider adding a risk factor that alert potential investors to your limited reporting status as a Section 15(d) issuer and the limitations on the information and regulatory oversight to which you will be subject.

Financial Statements

Notes to the Financial Statements

General

14.   Revise to disclose the date through which subsequent events have been evaluated and state whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. We refer you to ASC 850-10-50-1.

Management's Discussion and Analysis of Financial Condition

Liquidity, Capital Resources and Financial Position, page 49

15.   Your disclosures on page 7 indicate that the company does not have sufficient funds to complete each phase of your proposed plan of operation and management expects the company will not satisfy its cash requirements for the next 12 months. On page 11 you state that even if the offering is fully subscribed for, you may not have sufficient funds to cover your anticipated costs during the next 12 months. Your liquidity discussion on page 49, where you indicate that management believes the company can continue to generate sufficient working capital through the sale of common stock for the next year, appears to contradict these other statements. Please explain these apparent inconsistencies and revise your liquidity discussion to indicate the likelihood that you will be able meet your cash requirements for the next twelve months. In addition, disclose the minimum period of time that you will be able to conduct your planned operations using currently available capital resources. We refer you to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

16.   You indicate on page 7 that the company intends to initially finance its plan of operation with equity financing and private loans. Please tell us whether you currently have any loan arrangements or a binding commitment from your officer and director for funding.

Results of Operations, page 50

17.   Revise your results of operations discussion to include a more detailed description of the actions and timing of your planned operations over the next 12 months toward the development, completion and execution of your business plan. Explain how long it will take to complete development and marketing of your products, when you expect to begin offering your products and services and when you expect to begin generating revenues from such products and services.

Directors, Executive Officers, Promoters and Control Persons, page 52

18.   It appears that Mr. Li is employed as an accountant for another company and may engage in other future business activities. Please disclose the minimum number of hours per week that Mr. Li is able to devote to the business of Globe Net. Further, add a risk factor that alerts investors regarding the amount of time that Mr. Li is able to devote to Globe Net, any potential conflicts of interest, and the lack of any written procedures to address those conflicts of interest that may arise between the company and future business activities of Mr. Li.

Part II

Exhibits

19.   Please file the subscription agreement that investors will need to deliver in order to participate in the offering by the company.

Exhibit 5.1

20.   Please specify the amount of common shares being offered by the selling shareholders (i.e., 7,500,000) in the second paragraph of the legal opinion. Note that the opinion required by Item 601(b)(5) of Regulation S-K should relate to "the securities being registered" and not all common stock that was previously issued by the company. Further, revise to clarify the amount of common shares offered by the selling shareholders are validly issued, fully paid and non-assessable.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or, in her absence, to the undersigned at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Legal Branch Chief

cc: Via Email
         Rene Daignault